FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Announcement of Completion of Public Distribution of Unsecured Debentures of Cemig Distribuição S/A

2.	Market Announcement: Final Contract for Sale of Suzano Interest in Capim Branco, March 12, 2013

3.	Extract from the Minutes of the 561st Meeting of the Board of Directors, February 28, 2013

4.	Summary of Decisions of the 561th Meeting of the Board of Directors, February 28, 2013

5.	Notice to Stockholders - Payments of the Second Installment of the Extraordinary Dividends and an Installment of the Interest on Equity for the Business Year 2012, February 27, 2013

6.	Market Announcement: Cemig Included in First Portfolio of Dow Jones Emerging Markets Sustainability Index, February 27, 2013

7.	Extract from the Minutes of the 560th Meeting of the Board of Directors, February 21, 2013

8.	Summary of Decisions of the 562nd Meeting of the Board of Directors, March 19, 2013

9.	Market Announcement: Early Settlement of CRC Contract, March 26, 2013

10.	Summary of Decisions of the 563rd Meeting of the Board of Directors, March 26-27, 2013

11.	Convocation and Proposal by the Board of Directors to the AGM to be held on April 30, 2013, March 27, 2013

12.	Market Announcement: Presentation of 2012 Results

13.	Earnings Release – 2012

14.	Market Announcement - Bank Reports Fund Holding 5% of Cemig ON, March 26, 2013

15.	Cemig’s 2012 Results - Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Officer for Finance and Investor Relations
Date: April 4, 2013

1. Announcement of Completion of Public Distribution of Unsecured Debentures of Cemig Distribuição S/A

This advertisement is for information only – it is not an offer of sale of debentures.

ANNOUNCEMENT OF COMPLETION OF PUBLIC DISTRIBUTION, UNDER THE REGIME OF FIRM GUARANTEE OF PLACEMENT, OF UNSECURED DEBENTURES NOT CONVERTIBLE INTO SHARES, WITH ADDITIONAL GUARANTEE, IN THREE SERIES, OF THE THIRD ISSUE BY

CEMIG DISTRIBUIÇÃO S.A.

Listed Company – CVM Nº 02030-3 – CNPJ/MF Nº 06.981.180/0001-16 - NIRE 3130002056-8

Av. Barbacena 1200, 17th floor, A1 Wing, Santo Agostinho

30190-131 Belo Horizonte, Minas Gerais, Brazil

ISIN Code of the First Series: BRCMGDDBS025

ISIN Code of the Second Series: BRCMGDDBS033

ISIN Code of the Third Series: BRCMGDDBS041

Risk Rating: Aa1.br – Moody’s América Latina

CEMIG DISTRIBUIÇÃO S.A., a Brazilian corporation registered with the CVM (the Brazilian Securities Commission) (“CVM”), with head office at Avenida Barbacena 1200, 17th floor, A1 Wing, Santo Agostinho, Belo Horizonte, Minas Gerais State, Brazil, registered in the Brazilian Finance Ministry Registry of Corporate Taxpayers (“CNPJ/MF”) under No. 06.981.180/0001-16 (“the Issuer” or “the Company”), BB-BANCO DE INVESTIMENTO S.A., a financial institution authorized to operate by the Brazilian Central Bank, with head office in Rio de Janeiro, Rio de Janeiro State, at Rua Senador Dantas 105, 36th floor, Registered in the CNPJ/MF under Nº 24.933.830/0001-30 (“BB-BI” or “the Lead Manager”), HSBC CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A., a financial institution authorized to operate by the Brazilian Central Bank, constituted as an unlisted corporation, with head office at Avenida Brigadeiro Faria Lima 3064, 2nd Floor, Itaim Bibi, 01451-020, São Paulo, São Paulo State, registered in the CNPJ/MF under No.  58.229.246/0001-10. (“HSBC”) and BANCO VOTORANTIM S.A., a financial institution authorized to operate by Bacen, constituted as an unlisted corporation, with office at Avenida das Nações Unidas 14171, Torre A, 18th Floor, São Paulo, São Paulo State, registered in the CNPJ/MF under no. 59.588.111/0001-03, (“Votorantim”) — (jointly, “the Managers”), do hereby, in accordance with Article 29 of CVM Instruction 400 of December 29, 2003, as amended (“CVM Instruction 400”); CVM Instruction 471 of August 8, 2008, as amended (“CVM Instruction 471”);  the Agreement between the CVM and the Brazilian Association of Financial and Capital Market Entities (“Anbima”) of August 20, 2008, as amended;  the Anbima Code of Regulations and Best Practices for the Agreed Activities, of June 9, 2010, and the Market Notice published on January 23, 2013 (“the Market Notice”) ANNOUNCE THE CLOSING OF PUBLIC DISTRIBUTION OF 2,160,000 (two million, one hundred sixty thousand) unsecured debentures not convertible into shares, comprising:410,817 (four hundred ten thousand, eight hundred and seventeen) Debentures of the first series; 1,095,508 (one million ninety five thousand five hundred and eight) debentures of the second series; and 653.675 (six hundred fifty three thousand six hundred seventy five) debentures of the third series, — of the Company’s Third Issue, all nominal book-entry debentures with nominal unit value of  R$ 1,000.00 (one thousand Reais) on the Issue Date, February 15, 2013 (“the Offering” or “the Issue” and “the Debentures”, respectively), comprising a total of

R$ 2,160,000,000.00

(two billion one hundred sixty million Reais)

The Issue was approved by the meeting of the Board of Directors of the Company held on January 17, 2013 (“the Issue Board Meeting”), which decided: (i) approval of the Issue, and its terms and conditions; and (ii) authorization for the Executive Board of the Company to carry out all the acts necessary for putting into effect the decisions made at the Issue Board Meeting, including signature of all the documents that are indispensable to carrying out the Issue, which include the “Private Instrument of Deed of the Third Issue of Unsecured Debentures, Not Convertible into Shares, in up to Three Series, for Public Distribution, by Cemig Distribuição S.A.” signed between the Issuer and the Fiduciary Agent, with the Guarantor as Party, on January 18, 2013 (“the Deed”), in accordance with Article 59 of Law 6404 of December 15, 1976, as amended.

The minutes of the Issue Board Meeting were duly filed with the Commercial Board of Minas Gerais State (“Jucemg”) and published in the Official Gazette of State of Minas Gerais, and in the newspaper O Tempo.

The Issuer is a wholly-owned subsidiary of Companhia Energética de Minas Gerais – CEMIG, with head office at Avenida Barbacena 1200, 12th floor, B1 Wing, Santo Agostinho, Belo Horizonte, Minas Gerais State, Brazil, registered in the CNPJ under No. 17.155.730/0001- 64 (“the Guarantor”), which has given a surety guarantee of the Issuer’s obligations in relation to the Debentures (“the Guarantee”). Granting of this guarantee was approved by the meeting of the Board of Directors of the Guarantor held on January 17, 2013 (“the Guarantee Board Meeting”), in accordance with the terms of sub-clause “d” of Clause 17 of its Bylaws. The minutes of the Guarantee Board Meeting were duly filed with Jucemg and published in the Official Gazette of the State of Minas Gerais, and in the newspaper O Tempo.

The final rates used for calculation of the remuneratory interest of the first series of the Issue, of the second series of the Issue and of the third series of the Issue, and the quantity of Debentures allocated to each series of the Issue, were ascertained by a Bookbuilding Procedure, and ratified through signature of the “First Amendment to the Private Instrument of Deed of the Third Issue of Non-convertible, Unsecured Debentures issued in Three Series for Public Distribution by Cemig Distribuição S.A.”, entered into between the Issuer and the Fiduciary Agent, with the Guarantor as Party, on March 1, 2013 (“the First Amendment”), which was duly filed with Jucemg, and registered in the 1st Notary’s Office for Securities and Documents of Belo Horizonte and in the 3rd Notary’s Office for Securities and Documents of Rio de Janeiro.

The Fiduciary Agent of the Offering is GDC PARTNERS SERVIÇOS FIDUCIÁRIOS DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA., a financial institution authorized to operate by the Brazilian Central Bank, constituted as a limited company, with head office in the city of Rio de Janeiro, Rio de Janeiro State, at Avenida Ayrton Senna 3,000, Block 01, Suite 317, 22775-003 Barra da Tijuca, RJ, registered in the CNPJ/MF under Nº 10.749.264/0001-04, tel.: (+55-21) 2490-4305. The e-mail of the area responsible is: gdc@gdcdtvm.com.br. The Fiduciary Agent also currently operates as fiduciary agent for other issues of companies that are part of the Issuer’s economic group, as described in detail in the section “Summary of the Issuer”, item “Relationship with the Fiduciary Agent” in the Prospectus of the Offering.

The mandated settlement and bookkeeping bank of the Debentures is Banco Bradesco S.A., a financial institution with head office in the city of Osasco, São Paulo State, at Cidade de Deus, s/nº, in the district of Vila Yara, registered in the CNPJ/MF under no. 60.746.948/0001-12 (“the Mandated Bank” and “the Bookkeeping Institution”, these definitions to include any such other institution as may come to succeed the Mandated Bank and/or the Bookkeeping Institution in the provision of the services specified in this item).

The public distribution of the Debentures of the First Series was registered with the CVM on March 7, 2013, under Nº CVM/SRE/ DEB/2013/008.

The public distribution of the Debentures of the Second Series was registered with the CVM on March 7, 2013, under Nº CVM/SRE/ DEB/2013/009.

The public distribution of the Debentures of the Third Series was registered with the CVM on March 7, 2013, under Nº CVM/SRE/ DEB/2013/010.

The Debentures of the Second Series and the Debentures of the Third Series have been registered in the Anbima Fixed Income Novo Mercado.

For all purposes of law, ownership of the Debentures shall be proven by the statement issued by the Bookkeeping Institution. Additionally, for debentures held for custody electronically at Cetip – Mercados Organizados (“Cetip”) the statement issued by Cetip in the name of the Debenture holder will be recognized as proof of ownership of the Debentures. For the Debentures held for custody at BM&FBovespa S.A. (the São Paulo Stock, Commodities and Futures Exchange), BM&FBovespa shall issue a report indicating ownership of the Debentures, which shall also be recognized as proof of ownership of the Debentures.

The Debentures were subscribed by:

	Debentures of the First Series		Debentures of the Second Series		Debentures of the Third Series
	Number of investors subscribing	Quantity of Debentures Subscribed	Number of investors subscribing	Quantity of Debentures Subscribed	Number of investors subscribing	Quantity of Debentures Subscribed
Individuals	—	—	32	9,317	9	4,680
Investment clubs	—	—	—	—	—	—
Investment Funds	23	342,126	133	779,515	50	273,640
Private Pension Plan entities	—	—	3	69,152	12	208,000
Insurance companies	2	25,000	—	—	—	—
Non-Brazilian investors	—	—	—	—	—	—
Intermediary institutions participating in the Distribution Consortium	—	—	—	—	—	—
Financial Institutions related to the Issuer and/or to participants in the Consortium	—	—	—	—	—	—
Other financial institutions	4	43,691	11	237,524	9	167,355
Other legal entities linked to the Issuer and/or to participants in the Consortium	—	—	—	—	—	—
Other legal entities	—	—	—	—	—	—
Partners, managers, employees, attorneys-in-fact and other persons related to the Issuer and/or to Consortium participants	—	—	—	—	—	—
Other	—	—	—	—	—	—
TOTAL	29	410,817	179	1,095,508	80	653,675

Registry of the Offering does not imply any guarantee by the CVM of the truthfulness of the information provided nor any judgment on the quality of the Issuing company, nor on the Debentures distributed.

The present public offer or program was prepared in accordance with the rules for Regulation and Best Practices of Anbima for Public Offers for Distribution and Acquisition of securities, thus complying with the minimum standards of information required by Anbima, and Anbima has no responsibility for the said information, nor for the quality of the Issuer and/or the Offering party/ies, nor of the participating institutions nor of the securities that are the subject of the public offer/program. This seal does not imply an investment recommendation. Prior registration or analysis of this distribution does not imply, on the part of Anbima, a guarantee of the veracity of the information provided nor any judgment on the quality of the issuing company nor the securities to be distributed.

MANAGERS

BB – BANCO DE INVESTIMENTO S.A. IS THE LEAD MANAGER OF THE OFFERING.

2. Market Announcement:  Final Contract for Sale of Suzano Interest in Capim Branco, March 12, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

MARKET ANNOUNCEMENT

Final contract for sale of Suzano interest in Capim Branco

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, as part of its commitment to best corporate governance practices, announces to stockholders and the market:

On today’s date Cemig Capim Branco Energia S.A. (“Cemig Capim Branco”) signed the final contract with Suzano Papel e Celulose S.A. and subsidiaries (“Suzano”) for the sale of Suzano’s interest in the Capim Branco Energia Consortium.

The total price agreed, subject to any adjustments, for Suzano’s 17.8947% interest in the Consortium is R$ 320 million.

Of this total, the percentage relating to Cemig Capim Branco, of 30.3030%, is approximately R$ 97 million.

This transaction was the subject of the market announcement on December 28, 2012. Completion is subject to the usual conditions precedent, including approval by the Brazilian electricity regulator, Aneel, and the Brazilian monopolies authority, Cade.

Cemig will keep its stockholders and the market opportunely and appropriately informed on the progress of this matter.

Belo Horizonte, March 12, 2013.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. Extract from the minutes of the 561st meeting of the Board of Directors, February 28, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

561ST MEETING

Date, time and place:	February 28, 2013 at 8.00 a.m. at the company’s head office, Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair:	Dorothea Fonseca Furquim Werneck;
	Secretary:	Anamaria Pugedo Frade Barros

Summary of proceedings:

I                              Conflict of interest: The Chair asked the Board Members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II                         The Board approved:

a)             The amount for Personnel, Materials Services and Other items for January through March 2013, also authorizing the other transactions of the Company necessary for their functioning.

b)             The minutes of this meeting.

III                    Speakers: The Chair spoke on general matters and business of interest to the Company.

The following were present:

Board members:

Dorothea Fonseca Furquim Werneck,

Djalma Bastos de Morais,

Arcângelo Eustáquio Torres Queiroz,

Fuad Jorge Noman Filho,

Guy Maria Villela Paschoal,

João Camilo Penna,

Joaquim Francisco de Castro Neto,

Wando Pereira Borges,

Bruno Magalhães Menicucci,

José Augusto Gomes Campos,

Leonardo Maurício Colombini Lima,

Newton Brandão Ferraz Ramos,

Tarcísio Augusto Carneiro,

Adriano Magalhães Chaves,

Luiz Augusto de Barros,

Marco Antonio Rodrigues da Cunha,

Paulo Sérgio Machado Ribeiro;

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. Summary of Decisions of the 561th Meeting of the Board of Directors, February 28, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17155.730/0001-64

NIRE: 31300040127

BOARD OF DIRECTORS

Meeting of February 28, 2013

SUMMARY OF PRINCIPAL DECISIONS

The Board of Directors of Cemig (Companhia Energética de Minas Gerais), at its 561st meeting, held on February 28, 2013, at 8 a.m., decided the following matters:

1.         Budget Proposal for 1Q/2013.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. Notice to Stockholders - Payments of the Second Installment of the Extraordinary Dividends and an Installment of the Interest on Equity for the Business Year 2012, February 27, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Dividends and Interest on Equity:

Payments of R$ 1.086 billion to stockholders on March 5

We advise stockholders that, pursuant to the decision of the Board of Directors at its meeting of December 20, 2012 and the Notice to Stockholders of that date, Cemig will make the following payments on March 5, 2013:

a)             R$ 400,000,000.00 (four hundred million Reais): the second installment of the extraordinary dividends, corresponding to R$ 0.469123148 per share.

b)             R$ 686,000,000.00 (six hundred eighty six million Reais): an installment of the Interest on Equity for the business year 2012, corresponding to R$ 0.804546199 per share. This amount will be subject to withholding of 15% income tax at source, except in the case of payments to stockholders that are exempt from retention, under the legislation in force.

Stockholders entitled to this payment shall be:

•            for shares traded on the São Paulo Stock Exchange (BM&FBovespa S.A.), stockholders that held shares on December 21, 2012; and

•            for American Depositary Receipts (ADRs) traded on the New York Stock Exchange, stockholders that held shares on December 31, 2012.

Stockholders whose bank details are up-to-date with the Custodian Bank for Cemig’s nominal shares (Banco Itaú Unibanco S.A.) will have their credits made automatically on the day of payment. Any stockholder not receiving the credit should visit a branch of Banco Itaú Unibanco S.A. to update his/her registry details. Proceeds from shares deposited in custody at CBLC (Companhia Brasileira de Liquidação e Custódia – the Brazilian Settlement and Custody Company) will be credited to that entity and the Depository Brokers will be responsible for passing the amounts through to holders.

Belo Horizonte, February 27, 2013

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. Market Announcement: Cemig Included in First Portfolio of Dow Jones Emerging Markets Sustainability Index, February 27, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ: 17.155.730/0001-64  –  NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig included in first portfolio of

Dow Jones Emerging Markets Sustainability Index

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in its commitment to best corporate governance practices, reports:

Cemig has been included in the recently-launched Dow Jones Sustainability Emerging Markets Index – created by S&P Dow Jones, the world’s largest provider of financial market indices, and RobecoSAM, an asset management, research and services organization centered on sustainable investments.

The DJSI Emerging Markets Index includes stocks of 69 companies, in 20 emerging market countries, that are recognized for their sustainable practices — picked from a universe of 800 companies considered and analyzed for inclusion in the portfolio. Joining the group of other regional sustainability indices created for Europe, North America and Asia, and the global Dow Jones Sustainability World Index (“DJSI World”), it provides an important reference for investors and fund managers worldwide in their investment decisions.

The selection is made by RobecoSAM, using criteria which review the performance of companies in corporate sustainability. The process is audited by Deloitte.

Cemig: worldwide recognition for sustainability

Cemig has for a long time been a benchmark in the global economy, recognized throughout world markets for its achievements in sustainability:

•                  For 13 consecutive years Cemig has been the only electricity company in Latin America to be included in the DJSI World – that is to say, every year since that worldwide sustainability index was created in 1999.

•                  It has been selected for inclusion in the São Paulo Stock Exchange’s ISE Corporate Sustainability Index for the last 8 years – every year since that index was created.

•                  And for the third year running, Cemig has been included in the ICO2 Carbon Efficient Index, organized and published by the BM&FBovespa and the BNDES (the Brazilian Development Bank) – again, since the creation of that index.

•                  In January this year, Cemig was voted 43rd in the worldwide ranking for sustainability, in the 9th Global 100 ranking of the world’s most sustainable large-cap companies, published by the Canadian magazine Corporate Knights.  In Utilities – the category including electricity, gas and water services – Cemig was ranked the world’s fourth most sustainable company.

For more on the Dow Jones Sustainability Emerging Markets Index: http://www.sustainability-indexes.com/

Belo Horizonte, February 27, 2013

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. Extract from the Minutes of the 560th Meeting of the Board of Directors, February 21, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE 560TH MEETING

Date, time and place:	February 21, 2013 at 9 a.m. at the company’s head office.
Meeting Committee:	Chair:	Dorothea Fonseca Furquim Werneck;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I            Conflict of interest: The Chair asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest, except the Board Members

Paulo Roberto Reckziegel Guedes,	Saulo Alves Pereira Junior,
Bruno Magalhães Menicucci and	Tarcísio Augusto Carneiro,

who stated that they had conflict of interest on the matter of:

• Signature of amendments and contracts relating to financing for Santo Antônio Energia S.A. (Saesa).

These members withdrew from the meeting room at the time of discussion and voting on that matter, returning after the respective votes on them had been taken.

II                          The Board approved the minutes of this meeting.

III                     The Board authorized signature of the following commitments, in the terms of Brazilian Development Bank (BNDES) Board Decision DIR1307/2012 of December 4, 2012, as applicable:

1)             Signature, as intervening party, of:

Amendment 05 to Credit Line Contract Nº 08.2.1120.1, with the BNDES and Saesa, having also as consenting parties:

Madeira Energia S.A. (Mesa),                                                                                                                                                   Andrade Gutierrez Participações S.A.,

Construtora Norberto Odebrecht S.A.,                                                                                                        Odebrecht S.A.,

Furnas Centrais Elétricas S.A. (Furnas),                                                                                             Odebrecht Energia do Brasil S.A.

Caixa Fundo de Investimento em Participações Amazônia Energia

(formerly Fundo de Investimento em Participações Amazônia Energia – FIP),

Odebrecht Participações e Investimentos S.A.                                                             (formerly Odebrecht Investimentos em Infraestrutura Ltda.),

Centrais Elétricas Brasileiras S.A.-Eletrobrás, and                                          Cemig Geração e Transmissão S.A. – Cemig GT;

•            to include the Debentures and the new financings within the sharing of guarantees,

•             make formal adjustments in the drafting of some clauses and positive covenants related to the possibility of expansion of the project, financed by the bank,

•             and assume, among other obligations, the obligation to give a surety for Saesa, expressly waiving the benefits of Articles 366, 827 and 838 of the Civil Code, with assumption of responsibility, up to the final settlement of the Contract, for faithful and exact compliance with all the obligations assumed, up to a total of 10% of the debt.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2)             Signature, as intervening party, of:

the Credit Line Contract with BNDES and Saesa, with the following also as Consenting Parties:

Mesa,                                                    Cemig GT,                                                                    Furnas,                                                              Eletrobrás,                                            Odebrecht S.A.,

Andrade Gutierrez Participações S.A., Construtora Norberto Odebrecht S.A.,

Odebrecht Participações e Investimentos S.A.,                                                                  Odebrecht Energia do Brasil S.A. and

Caixa Fundo de Investimento em Participações Amazônia Energia,

for investment in the Santo Antônio Hydroelectric Plant project, on the following terms:

Amount:	R$ 995 million.
Period:	Up to 22 years.
Grace period:	Up to June 2017.
Payments:	Monthly interest and amortizations.
Cost:	TJLP + 2.4% p.a.,

with assumption, among others, of the following obligations:

•             grant of mutual Powers of Attorney with the other consenting parties and beneficiary to receive notices, advices and summons in relation to any court or other proceedings brought by the BNDES in relation to the Contract, and

•             provision of a surety for Saesa, expressly waiving the benefits of Articles 366, 827 and 838 of the Civil Code, and assuming responsibility, up to the final settlement of the Contract, for faithful and exact compliance with all the obligations assumed, up to a total of 10% of the debt;

3)             Signature, as intervening party, of:

the Fifth Amendment to Onlending Financing Contract Nº 1/2009, with

Saesa,	Banco Bradesco S.A.,	Banco Santander (Brasil) S.A.,	Banco do Brasil S.A.,
Caixa Econômica Federal,		Banco da Amazônia S.A.,	Banco do Nordeste do Brasil S.A.,
Banco Itaú BBA S.A. (successor to Unibanco — União de Bancos Brasileiros S.A.), and
BES Investimento do Brasil S.A. — Banco de Investimento,

having also as intervening parties:

Mesa,	Cemig GT,	Furnas,	Eletrobrás	Odebrecht S.A.,
Andrade Gutierrez Participações S.A.,		Construtora Norberto Odebrecht S.A.,
Odebrecht Participações e Investimentos S.A.,			Odebrecht Energia do Brasil S.A. and
Caixa Fundo de Investimento em Participações Amazônia Energia,

•           to include the debentures and the new financings within the sharing of guarantees,

•           make formal adjustments to the drafting of some clauses, and giving positive covenants related to the possibility of expansion of the project financed by the banks,

•           and to assume, among other obligations, the obligation of giving a surety for Saesa expressly waiving the benefits of Articles 366, 827 and 838 of the Civil Code and assuming responsibility, up to the final settlement of the Contract, for faithful and exact compliance with all the obligations assumed, up to a total of 10% of the debt;

4)             Signature, as intervening party, of:

the Onlending Financing Contract with

Saesa,	Banco Bradesco S.A.,	Banco Santander (Brasil) S.A.,	Banco do Brasil S.A.,
Caixa Econômica Federal,		Banco da Amazônia S.A.	Banco Itaú BBA S.A., and
BES Investimento do Brasil S.A. –		Banco de Investimento,

having also as intervening parties:

MESA,	Cemig GT,	Furnas,	Eletrobrás,	Odebrecht S.A.,
Andrade Gutierrez Participações S.A.,		Construtora Norberto Odebrecht S.A.,
Odebrecht Participações e Investimentos S.A.,			Odebrecht Energia do Brasil S.A. and
Caixa Fundo de Investimento em Participações Amazônia Energia,

for investments to expand the installed capacity of the Santo Antônio Hydroelectric Plant by 419MW, and other investments necessary for its completion, on the following terms:

Amount:	R$ 995 million.
Tenor:	Up to 22 years.
Grace period:	Up to June 2017.
Payments:	Monthly interest and amortizations.
Cost:	TJLP + 3.8% p.a. (until commercial startup of the Project’s 22nd generating unit),
TJLP + 3.3% p.a. (from then to the commercial completion) and
TJLP + 2.8% p.a. (from commercial completion);

assuming, among others, the following obligations:

•           grant of mutual Powers of Attorney with the other consenting parties and beneficiary to receive notices, advices and summons in relation to any court or other proceedings brought by the BNDES or by onlending agents in relation to the Contract; and

•           provision of a surety for Saesa, expressly waiving the benefits of Articles 366, 827 and 838 of the Civil Code, and assuming responsibility, up to the final settlement of the Contract, for faithful and exact compliance with all the obligations assumed, up to a total of 10% of the debt;

5)             Signature, as intervening party, of :

the Third Amendment to the contract with Banco da Amazônia S.A. and Saesa for financing from the FNO (Northern Brazil Constitutional Financing Fund), having also as intervening parties:

Mesa,                                                    Cemig GT,                                                                    Furnas,                                                              Eletrobrás,                                            Odebrecht S.A.,

Andrade Gutierrez Participações S.A.,         Construtora Norberto Odebrecht S.A.,

Odebrecht Participações e Investimentos S.A.,                                                                Odebrecht Energia do Brasil S.A. and

Caixa Fundo de Investimento em Participações Amazônia Energia,

to specify, as well as the changes authorized by CRCA 062/2012, of September 12, 2012:

•           inclusion of the debentures and the new financings within the sharing of guarantees;

•           formal adjustments to the drafting of some clauses and obligations, and positive covenants related to the possibility of expansion of the project,

•           an undertaking, among other obligations, to give surety for Saesa, expressly waiving the benefits of Articles 366, 827 and 838 of the Civil Code, assuming responsibility, up to final settlement of the Contract, for faithful and exact compliance with all the obligations assumed, up to a total of 10% of the debt;

6)             Signature, as guarantor, of :

the Guarantee Contract with Saesa and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários (Fiduciary Agent of the 2nd debenture issue), assuming the status of debtor and principal payer of 10% of the obligations arising from the 2nd Public Issue of Debentures of Saesa.

IV                      The Board oriented votes by the representatives of the Company as follows:

a)             in the meeting of the Board of Directors of Light S.A. that decides on the orientation of vote in the meeting of the Board of Directors of Light Energia S.A. which decides on orientation of vote by the representative of Light Energia S.A.:

1)             in the Extraordinary General Meetings of Stockholders da Guanhães Energia S.A. that decides on changes to the by-laws of Guanhães Energia S.A., in favor of:

•                  change in the by-laws and the head office, and expansion of the scope of matters within the competency of the Board of Directors;

•                  creation of four subsidiaries of the company, to be named

PCH Dores de Guanhães S.A.,

PCH Jacaré S.A.,

PCH Senhora do Porto S.A. and

PCH Fortuna II S.A.; and

•                  injection of capital into these wholly-owned subsidiaries, through contribution of assets owned by Guanhães Energia S.A.; and

2)             in the meeting of the Board of Directors of Guanhães Energia S.A. that decides on the appointment of the directors of those wholly-owned subsidiaries, in favor; and

b)             in the prior meeting of Parati S.A. – Participações em Ativos de Energia Elétrica that deals with orientation of vote by the representatives of Parati in the meeting of the Board of Directors of Light S.A., that decides on the other matters in subclause “a” of this item, in favor.

IV                      The Board re-ratified Board Spending Decision (CRCA) 083/2012, to include, in the authorization totaling R$ 442.3 million relating to the renewal of loans in 2009 with maturity in 2012,

•           authorization to include an early maturity event, namely: that Banco do Brasil may consider the lending transaction payable and demand immediate settlement if during the period of the transaction there is a direct or indirect change, transfer or assignment of the stockholding control of Cemig or Cemig GT, without its express written consent.

V                           The following spoke on general matters and business of interest to the Company:

The Chair;
Board members:	Djalma Bastos de Morais,	Andréa Leandro Silva;
General Manager:	Wagner Delgado Costa Reis;
Manager:	João José Magalhães Soares;

The following were present:

Board members:

Dorothea Fonseca Furquim Werneck,

Djalma Bastos de Morais,

Arcângelo Eustáquio Torres Queiroz,

Guy Maria Villela Paschoal,

João Camilo Penna,

Joaquim Francisco de Castro Neto,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Wando Pereira Borges,

Bruno Magalhães Menicucci,

Luiz Augusto de Barros,

Tarcísio Augusto Carneiro,

Adriano Magalhães Chaves,

Christiano Miguel Moysés,

Franklin Moreira Gonçalves,

Lauro Sérgio Vasconcelos David,

Paulo Sérgio Machado Ribeiro;

General Manager:	Wagner Delgado Costa Reis;
Manager:	João José Magalhães Soares;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

8. Summary of Decisions of the 562nd Meeting of the Board of Directors, March 19, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  –  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of March 19, 2013

SUMMARY OF PRINCIPAL DECISIONS

The Board of Directors of Cemig (Companhia Energética de Minas Gerais), at its 562nd meeting, held on March 19, 2013, at 2.30 p.m., decided the following:

•             Granting of a fiduciary guarantee for the issue of debentures by Cemig Capim Branco Energia S.A. and signature, as guarantor, of the legal instruments necessary for that issue.

Av. Barbacena 1200    Santo Agostinho     30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. Market Announcement: Early Settlement of CRC Contract, March 26, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

MARKET ANNOUNCEMENT

Signature of Term of Early Settlement of CRC Contract

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, as part of its commitment to best corporate governance practices, and complementing its Market Announcement of November 9, 2011, Material Announcement of May 17, 2012 and Market Announcement of December 20, 2012, reports to stockholders and the market as follows:

On March 12, 2003, Cemig signed, with the State of the Minas Gerais, the Term of Final Settlement in relation to early payment by the State of Minas Gerais of the amount of the debt arising under the CRC Contract – the Contract for Assignment of the Outstanding Balance on the CRC Account (Conta de Resultados a Compensar – Results Compensation Account) – in the amount of R$ 4,211,453,868.34 (four billion two hundred eleven million four hundred fifty three thousand eight hundred sixty eight Reais and thirty four centavos). This amount includes monetary updating, and addition of the interest specified in the CRC Contract, up to the date of the payment, which was concluded on March 11, 2013.

Belo Horizonte, March 26, 2013.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. Summary of Decisions of the 563rd Meeting of the Board of Directors, March 26-27, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17155.730/0001-64

NIRE: 31300040127

BOARD OF DIRECTORS

Meeting of March 26–27, 2013

SUMMARY OF PRINCIPAL DECISIONS

At its 563rd meeting, opened on March 26 and completed on March 27, 2013, the Board of Directors of Cemig Companhia Energética de Minas Gerais – Cemig decided on the following matters:

1.                          Technical feasibility study for offsetting of tax credits.

2.                          Report of Management and Financial Statements for the year 2012.

3.                          Proposal for allocation of the 2012 profit.

4.                          Constitution of the operational provisions in 2012.

5.                          Change in the by-laws / Subordination of the Ombudsman functions.

6.                          Change in the by-laws / Alteration of the Share Capital.

7.                          Orientation of vote in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT.

8.                          Appointment of Managers for companies of the “Cemig Group”.

9.                          Increase in Share Capital and orientation of vote in companies of the “TBE Group”.

10.                   Signature of a commitment undertaking for rental of a real estate property, with Forluz.

11.                   Changes in the Incentive Retirement Program (PID).

12.                   Budget for the period January-April/2013.

13.                   Convocation of the Ordinary Annual General Meeting, to be held on April 30, 2013 at 11 a.m.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. Convocation and Proposal by the Board of Directors to the AGM to be held on April 30, 2013, March 27, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 - NIRE 31300040127

ORDINARY AND EXTRAORDINARY

GENERAL MEETINGS OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Ordinary and an Extraordinary General Meeting of Stockholders, to be held, concurrently, on April 30, 2013 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, in the city of Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1)                         Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2012, and the respective complementary documents.

2)                         Allocation of the net profit for the year 2012, in the amount of R$ 4,271,685, and of the balance in the Retained Earnings account, in the amount of R$ 120,930,000.

3)                         Decision on the form and date of payment of dividends, in the amount of R$ 2,918,000.

4)                         Authorization, verification and approval of an increase in the Share Capital

from:	R$ 4,265,091,140.00
to:	R$ 4,813,361,925.00,
through issuance of:	109,654,157 new shares,
on capitalization of:

R$    548,270,785.00, from absorption of the portions paid in 2012 as principal, updated to December 1995, in accordance with Clause 5 of the Contract for Assignment of the Outstanding Balance on the Earnings Compensation (CRC) Account,

•                  a stock dividend being distributed, consequently, to stockholders, of  12.854843355%,  in new shares, of the same type as those held, with nominal unit value of R$ 5.00.

5)                         Authorization for the Executive Board to:

•                  take the measures necessary for the stock dividend of 12.854843355%, in new shares, of the same type as those held and with par value of R$ 5.00, to holders of the shares making up the capital of R$ 4,265,091,140.00, whose names are on the company’s Nominal Share Register on the date of this General Meeting of Stockholders;

•                  sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

•                  establish that all the shares resulting from the said stock dividend shall have the same rights as those shares from which they originate; and

•                  pay to the stockholders, proportionately, the result of the sum of the remaining fractions, jointly with the first installment of the dividends for the year 2012.

6)                         Changes to the Company’s by-laws, to:

a)             Make the change in drafting of the Head paragraph of Article 4º of the by-laws resulting from the above-mentioned increase in the Share Capital.

b)             Change the drafting of sub-clause ‘g’ of Item I and include sub-clause ‘n’ in Item XI, of the head paragraph of Article 22, to transfer the activity of Ombudsman from the CEO to the Department of the Chief Officer for Institutional Relations and Communication.

7)                         Election of the sitting and substitute members of the Audit Board and setting of their remuneration.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5026

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8)                         Election of the sitting and substitute members of the Board of Directors, due to their resignation.

9)                         Setting of the remuneration of the Company’s Managers.

10)                  Orientation of the vote of the representatives of Companhia Energética de Minas Gerais in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A., also to be held, concurrently, by April 30, 2013, as to the following matters:

a)             Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2012, and the respective complementary documents.

b)             Proposal for allocation of the net profit for 2012, in the amount of R$ 191,365,000.

c)              Decision on the form and date of payment of dividends, in the amount of R$ 141,114,000.

d)             Change in the bylaws , redrafting sub-clause ‘g’ of Item I, and including a sub-clause ‘n’ in Item XI, of the head paragraph of Article 17, to transfer the activity of Ombudsman from the CEO to the Department of the Chief Officer for Institutional Relations and Communication.

e)              Election of the sitting and substitute members of the Board of Directors, due to the ending of their period of office.

f)               Election of the sitting and substitute members of the Audit Board, due to the completion of the current period of office.

11)                  Orientation of the vote of the representatives of Companhia Energética de Minas Gerais in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig Geração e Transmissão S.A., also to be held, concurrently, by April 30, 2013, as to the following matters:

a)             Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2012, and the respective complementary documents.

b)             Allocation of the net profit for the year 2012, in the amount of R$ 1,919,485,000, and of the balance in the Retained Earnings account, in the amount of R$ 108,309,000.

c)              Decision on the form and date of payment of dividends, in the amount of R$ 992,718,000.

d)             Changes to the by-laws, to change the drafting of sub-clause ‘g’ of Item I, and include sub-clause ‘n’ in Item XI, of the head paragraph of Article 17, to transfer the activity of Ombudsman from the CEO to the Department of the Chief Officer for Institutional Relations and Communication.

e)              Election of the sitting and substitute members of the Board of Directors, due to the ending of their period of office.

f)               Election of the sitting and substitute members of the Audit Board, due to the completion of the current period of office.

Under Article 3 of CVM Instruction 165 of December 11, 1991, adoption of the multiple voting system for election of members of the company’s Board requires the vote of stockholders representing a minimum percentage of 5% (five per cent) of the voting stock.

Any stockholder who wishes to be represented by proxy at this General Meeting of Stockholders should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by April 26, 2013, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, or producing them at the time of the meeting.

Belo Horizonte, March 27, 2013.

Dorothea Fonseca Furquim Werneck;

Chair of the Board of Directors

PROPOSAL

BY THE

BOARD OF DIRECTORS

TO THE

ORDINARY AND EXTRAORDINARY

GENERAL MEETINGS OF STOCKHOLDERS

TO BE HELD, CONCURRENTLY, BY

APRIL 30, 2013

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig),

• whereas:

a)             Article 192 of Law 6404 of 15-12-1976 as amended, and Clauses 27 to 31 of the by-laws, require the Board of Directors to make a proposal to the Ordinary General Meeting of Stockholders for allocation of the Company’s profit;

b)             the Company wishes to declare an additional dividend of R$ 666 million, further to the extraordinary dividends declared in December 2012;

c)              under an agreement between Cemig and the State of Minas Gerais, Cemig was authorized to retain amounts payable under Legal Action Nº 0024.02.747.991-4, in the amount of R$ 111,599,000, and allocate them as payment of dividends, as per Board Spending Decision (CRCA) 114/2012, of December 14, 2012;

d)             the Financial Statements for 2012 present net profit of R$ 4,271,685,000, and a balance of Retained earnings of R$ 120,930, arising from realization of the Reserve for Adjustments to Stockholders’ Equity;

e)              Clause 5 (“Incorporation to the Registered Capital”) of the Contract for Assignment of the Remaining Balance Receivable on the Earnings Compensation Account (“the CRC Account”), signed on May 31, 1995, between the state of Minas Gerais and Cemig, determines that the amounts in fact paid by the State of Minas Gerais as principal shall be incorporated into the Company’s Registered Capital as “Donations and Subventions for Investments”;

f)               the payments made in 2012 by the state of Minas Gerais in relation to the final installments of amortization of the Principal, adjusted in accordance with the Fifth Amendment to the Contract for Assignment of the Remaining Balance Receivable on the Results Compensation (CRC) Account, total R$ 548,270,785.00 (five hundred forty eight million two hundred seventy thousand seven hundred eighty five Reais);

g)             in 2009, a new Cemig Governance and Corporate Management Model was developed, among other objectives, to foster strategic alignment between companies of the “Cemig Group”, and to structure alternatives to strengthen the business vision in management of the holding;

h)             in August 2012 the Board of Directors approved the first Integrated Strategic Plan of the “Cemig group”, and the review of the Long-term Strategic Plan for 2012—2035;

i)                 there is a need for the company to restructure its Ombudsman department, to further improve its interaction with its clients;

j)                Cemig Geração e Transmissão S.A. (“Cemig GT”) and Cemig Distribuição S.A. (“Cemig D”) are wholly-owned subsidiaries of Companhia Energética de Minas Gerais (“Cemig”) and will hold their Ordinary and Extraordinary Annual General Meetings by April 30, 2010;

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5026

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

k)             Clause 21, § 4 sub-Clause “g”, of the by-laws of Cemig states:

“Clause 21…

§4          The following decisions shall require a vote by the Executive Board:

...

g)              approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Officer for Business Development and the Chief Officer for Finance and Investor Relations, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implement Plan”;

• now proposes to you as follows:

I)                           Distribution of net profit: That the net profit for 2012, in the amount of R$ 4,271,685,000 and the balance of retained earnings, in the amount of R$ 120,930,000, should be allocated as follows:

a)             R$ 170,603,000, or 3.99% of the net profit, to the Legal Reserve, in accordance with sub-clause “a” of the sole sub-paragraph of Clause 28 of the Bylaws, but such allocation being limited to the maximum percentage of 20.00% of the balance of the registered Share Capital, as per Article 193 of Law 6404/1976.

b)             R$ 2,918,107,000 should be allocated as dividends to the Company’s stockholders, as follows:

•                  R$ 1,700,000,000 in the form of Interest on Equity, as per Board Spending Decision (CRCA) 116/2012, to those stockholders whose names were on the company’s Nominal Share Register on December 21, 2012 — of this amount, R$ 686,000,000 was paid on March 5, 2013; and

•                  R$ 1,218,107,000 in the form of dividends for 2012, to those stockholders whose names are on the company’s Nominal Share Register on the day on which the Ordinary General Meeting of Stockholders is held.

c)              R$ 1,303,905,000 to be held in Stockholders’ equity in the Reserve under the by-laws account specified in Clause 28, paragraph 1, sub-clause ‘c’, and Clause 30 of the by-laws.

•                  the payments of dividends and Interest on Equity to be made in two installments, by June 30 and December 30, 2013, and these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

Appendix 1 summarizes the calculation of the dividends proposed by Management, in accordance with the Bylaws.

II)                      Capital increase: Authorization, verification and approval of an increase in the share capital,

from:	R$	4,265,091,140.00	(four billion two hundred sixty five million ninety one thousand one hundred forty Reais),
to:	R$	4,813,361,925.00	(four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais),
though issuance of		109,654,157	(one hundred nine million six hundred fifty four thousand one hundred fifty seven) new shares, each with
par value of	R$	5.00	(five Reais),
of which		47,927,623	(forty seven million nine hundred twenty seven thousand six hundred twenty three) are nominal common shares,
and		61,726,534	(sixty one million seven hundred twenty six thousand five hundred thirty four) are nominal preferred shares,

through capitalization of

R$	548,270,785.00	(five hundred forty eight million two hundred seventy thousand seven hundred eighty five Reais), from

absorption of the portions paid in 2012 as principal, updated to December 1995, in accordance with Clause 5 of the Contract for Assignment of the Outstanding Balance on the Earnings Compensation (CRC) Account,

• with consequent distribution to stockholders of a stock dividend, of

		12.854843355	%,	in new shares, of the same type as those held and each with
par value of	R$	5.00		(five Reais).

III)                 Consequent redrafting of the by-laws, changing the head paragraph of Clause 4, to the following:

“Clause 4              The company’s Share Capital is R$ 4,813,361,925.00 (four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais), represented by:

a)             420,764,708 (four hundred twenty million seven hundred sixty four thousand seven hundred eight) nominal common shares each with par value of R$ 5.00;

b)             541,907,677 (five hundred forty one million nine hundred seven thousand six hundred seventy seven) nominal preferred shares each with par value of R$ 5.00.”

IV)                  Stock dividend: Authorization for the Executive Board to take the following measures:

•                  to attribute a stock dividend of 12.854843355%, in new shares, of the same type as those held and with par value of R$ 5.00, to holders of the shares making up the capital of R$ 4,265,091,140.00, whose names are on the company’s Nominal Share Register on the date of the General Meeting of Stockholders that decides on this proposal;

•                  to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

•                  to establish that all the shares resulting from the said stock dividend shall have the same rights as those shares from which they originate; and

•                  to pay to the stockholders, proportionately, the result of the sum of the remaining fractions, jointly with the first installment of the dividends for the year 2012.

V)                        Status of Ombudsman: Change in the by-laws, in sub-clause ‘g’ of Item I, and inclusion of a sub-clause ‘n’ in Item XI, of the head paragraph of Clause 22, to transfer the activity of the Ombudsman from the CEO to the Department of the Chief Officer for Institutional Relations and Communication, as follows:

“Clause 22:              Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the members of the Executive Board:

I –               To the Chief Executive Officer:

...

g)                  to manage and direct the activities of internal auditing, the Corporate Executive Office, and strategic planning;

...

XI –      To the Chief Institutional Relations and Communication Officer:

...

n)                 to carry out the function and activities of the Company’s Ombudsman”.

VI)                  Orientation of vote: That the representative of Cemig in the Ordinary and Extraordinary General Meetings of stockholders of Cemig D and Cemig GT, also to be held, concurrently, by April 30, 2013, should vote in favor of the matters on the agenda, that is to say the following:

Cemig D:

a)             Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2012, and the respective complementary documents.

b)             Proposal for allocation of the net profit for 2012, in the amount of R$ 191,365,000.

c)              Decision on the form and date of payment of dividends, in the amount of R$ 141,114,000.

d)             Change in the bylaws, redrafting sub-clause ‘g’ of Item I and including a sub-clause ‘n’ in Item XI, of the head paragraph of Clause 17, to transfer the activity of the Ombudsman from the CEO to the Department of the Chief Officer for Institutional Relations and Communication.

e)              Election of the sitting and substitute members of the Board of Directors, due to the ending of their period of office.

f)               Election of the sitting and substitute members of the Audit Board, due to the completion of the period of office.

Cemig GT:

a)             Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2012, and the respective complementary documents.

b)             Allocation of the net profit for the year 2012, in the amount of R$ 1,919,485,000, and of the balance in the Retained Earnings account, in the amount of R$ 108,309,000.

c)              Decision on the form and date of payment of dividends, in the amount of R$ 992,718,000.

d)             Change in the bylaws, redrafting sub-clause ‘g’ of Item I and including a sub-clause ‘n’ in Item XI, of the head paragraph of Clause 17, to transfer the activity of the Ombudsman from the CEO to the Department of the Chief Officer for Institutional Relations and Communication.

e)              Election of the sitting and substitute members of the Board of Directors, due to the completion of their period of office.

f)               Election of the sitting and substitute members of the Audit Board, due to the completion of the current period of office.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, March 27, 2013.

Dorothea Fonseca Furquim Werneck	Joaquim Francisco de Castro Neto
Djalma Bastos de Morais	Paulo Roberto Reckziegel Guedes
Arcângelo Eustáquio Torres Queiroz	Newton Brandão Ferraz Ramos
Eduardo Borges de Andrade	Saulo Alves Pereira Junior
Fuad Jorge Noman Filho	Wando Pereira Borges
Guy Maria Villela Paschoal	Bruno Magalhães Menicucci
João Camilo Penna	Leonardo Maurício Colombini Lima

12. Market Announcement: Presentation of 2012 Results

2012 Results Presentation

Cemig

(BM&FBOVESPA: CMIG3, CMIG4; NYSE: CIG, CIG.C; Latibex: XCMIG)

invites to the Presentation of its 2012 Results:

1 – Video webcast and Conference call

April 3, 2013 (Wednesday), at 2:00 p.m. (Brasília time)

Transmission of the results with simultaneous translation into English by video webcast at:

http://ri.cemig.com.br

 or

by conference call at:

+ 55 (11) 4688-6341

Password: CEMIG

2 – Video Webcast Playback:         Site: http://ri.cemig.com.br

Available for 90 days	Click on the banner and download

3 – Conference call playback:        Phone: (+ 55 11) 4688-6312

Available Apr 03-09 , 2013	Passwords:	2359718# (Portuguese)
5857255# (English)

For any questions please call +55 31 3506-5024. Thank you.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5026

13. Earnings Release – 2012

14. Market Announcement - Bank Reports Fund Holding 5% of Cemig ON, March 26, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

MARKET ANNOUNCEMENT

Bank reports fund holding 5% of Cemig ON

Cemig (Companhia Energética De Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, in accordance with its commitment to best corporate governance practices, and Article 12 of CVM Instruction 358 of January 3, 2002, as follows:

Cemig has received the following letter, from Banco Clássico S.A.:

“                                                                                                                                         Rio de Janeiro, March 26, 2013

Dear Sirs,

In accordance with the requirement of Article 2 of CVM Instruction 358 of Jan. 3, 2002, we hereby inform you that as a result of trading in the spot market on the São Paulo stock exchange on March 25, 2013, the undersigned Banco Clássico S.A. acquired, through its exclusive fund AFIA Dinâmica Energia, 19,074,800 common shares in Companhia Energética de Minas Gerais – CEMIG, in a transaction with value of R$ 434,905,440.00 (four hundred thirty four million nine hundred five thousand four hundred forty Reais).

As a result of this transaction FIA Dinâmica Energia now holds 19,074,800 ON (common) shares in Companhia Energética de Minas Gerais – CEMIG, representing 5.116121965% of the voting stock of the company.

On the subject of this transaction, and further complying with the regulation referred to above, we note that the intention of Banco Clássico S.A. with this transaction is to diversify the investments in electricity held by FIA Dinâmica Energia, while at the same time seeking to direct part of the Bank’s investments to Brazil’s infrastructure sector.

Complementing the information given above, we attach the full description of the Bank in the terms required by Sub-items I and III of Article 12 of CVM Instruction 358 of January 3, 2002.

Yours,

BANCO CLÁSSICO S.A.  ”

Belo Horizonte, April 1, 2013.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

1

15. Cemig’s 2012 Results - Presentation